UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 13)*

Castle Brands Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

148435100

(CUSIP Number)

Steven D. Rubin

4400 Biscayne Boulevard, Suite 1500

Miami, Florida 33137

Telephone: (305) 575-6015

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 9, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 148435100	13D/A	Page 2 of 7 Pages

1	Names of Reporting Persons Phillip Frost, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13	Percent of Class Represented by Amount in Row 11 0% (1)
14	Type of Reporting Person (see instructions) IN

(1) The calculation of the percentage is based on 170,372,173 Common Shares (as defined herein) outstanding as of September 9, 2019, as reported in the Schedule 14D-9 filed by the Issuer (as defined herein) on September 11, 2019.

CUSIP No. 148435100	13D/A	Page 3 of 7 Pages

1	Names of Reporting Persons Frost Gamma Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13	Percent of Class Represented by Amount in Row 11 0% (1)
14	Type of Reporting Person (see instructions) OO

(1) The calculation of the percentage is based on 170,372,173 Common Shares (as defined herein) outstanding as of September 9, 2019, as reported in the Schedule 14D-9 filed by the Issuer (as defined herein) on September 11, 2019.

CUSIP No. 148435100	13D/A	Page 4 of 7 Pages

1	Names of Reporting Persons Frost Nevada Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13	Percent of Class Represented by Amount in Row 11 0% (1)
14	Type of Reporting Person (see instructions) OO

(1) The calculation of the percentage is based on 170,372,173 Common Shares (as defined herein) outstanding as of September 9, 2019, as reported in the Schedule 14D-9 filed by the Issuer (as defined herein) on September 11, 2019.

CUSIP No. 148435100	13D/A	Page 5 of 7 Pages

SCHEDULE 13D/A

AMENDMENT NO. 13 TO SCHEDULE 13D

This Amendment No. 13 to Schedule 13D (this “Amendment”) amends certain Items of the Schedule 13D (the “Original 13D”) filed by Phillip Frost, M.D., an individual (“Frost”), Frost Gamma Investments Trust, a trust organized under the laws of Florida (the “Gamma Trust”), and Frost Nevada Investments Trust, a trust organized under the laws of Florida (the “Nevada Trust”, and together with the Gamma Trust, the “Trusts”; and the Trusts, together with Frost, each a “Reporting Person” and together the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on September 15, 2008, as amended by Amendment No. 1 to Schedule 13D filed on October 22, 2008, Amendment No. 2 to Schedule 13D filed on February 20, 2009, Amendment No. 3 to Schedule 13D filed on May 27, 2009, Amendment No. 4 to Schedule 13D filed on July 6, 2010, Amendment No. 5 to Schedule 13D filed on June 20, 2011, Amendment No. 6 to Schedule 13D filed on October 27, 2011, Amendment No. 7 to Schedule 13D filed on March 14, 2014, Amendment No. 8 to Schedule 13D filed on August 15, 2014, Amendment No. 9 to Schedule 13D filed on March 2, 2016, Amendment No. 10 to Schedule 13D filed on March 16, 2018, Amendment No. 11 to Schedule 13D filed on February 14, 2019, and Amendment No. 12 to Schedule 13D filed on September 5, 2019, with respect to the common stock, par value $0.01 per share (the “Common Shares”), of Castle Brands Inc., a Florida corporation and successor by merger to Castle Brands Inc., a Delaware corporation (the “Issuer”), by furnishing the information set forth below. Except as set forth below, all previous Items are unchanged. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Original 13D and the amendments thereto.

This Amendment is being filed to disclose that the Reporting Persons have ceased to be beneficial owners of more than 5% of the Common Shares outstanding as a result of the completion of the Offer and Merger (as described below). Accordingly, this Amendment is the final amendment to the Original 13D and is an exit filing for the Reporting Persons.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:

On October 9, 2019, the Issuer, Parent and Merger Sub effected the Merger under Section 607.1104 of the Florida Business Corporation Act (the “FBCA”) without a meeting of the shareholders of the Issuer, pursuant to which Merger Sub was merged with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Parent. At the Effective Time, each issued and outstanding Common Share (other than (i) Common Shares owned by the Issuer, Parent, Merger Sub, or any of their respective direct or indirect wholly owned subsidiaries and (ii) Common Shares owned by shareholders who are entitled to and properly demand and exercise their statutory appraisal rights, if applicable, and who comply in all respects with Sections 607.1301 to 607.1333 of the FBCA) was converted automatically into and represented only the right to receive an amount in cash equal to the Offer Price, net of applicable withholding taxes and without interest.

Pursuant to the terms of the Tender and Support Agreement and the Merger Agreement, the Reporting Persons tendered all Common Shares beneficially owned by the Reporting Persons, which included 809,776 shares held by Phillip Frost, M.D., 43,975,719 shares held by Frost Gamma Investments Trust and 9,370,790 shares held by Frost Nevada Investments Trust. In accordance with the terms of the Merger Agreement, options to purchase 60,000 Common Shares held by Phillip Frost, M.D. were deemed to be fully vested and cancelled and converted at the Effective Time into the right to receive a cash payment, without interest, equal to the product of (i) the aggregate number of Common Shares subject to such option multiplied by (ii) the excess of the Offer Price over the per share exercise price of such option, less any taxes required to be withheld, and options to purchase 20,000 Common Shares held by Phillip Frost, M.D. were cancelled at the Effective Time because the exercise price of the options exceeded the Offer Price. At the Effective Time, the Tender and Support Agreement terminated and is of no further force and effect.

CUSIP No. 148435100	13D/A	Page 6 of 7 Pages

As a consequence of the completion of the Merger, the Common Shares are no longer listed on the NYSE American and will be deregistered under the Securities Exchange Act of 1934, as amended.

References to, and descriptions of, the Tender and Support Agreement and the Merger Agreement as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Tender and Support Agreement and the Merger Agreement, respectively, copies of which were filed as Exhibit 10.1 and Exhibit 2.1 to the Form 8-K filed by the Issuer on August 29, 2019, respectively, and which are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended by replacing sections (a), (b), (c), and (e) of Item 5 with the following:

(a)	As of the date of this Amendment, the Reporting Persons are no longer beneficial owners of any Common Shares.

(b)	As of the date of this Amendment, the Reporting Persons are no longer beneficial owners of any Common Shares.

(c)	The matters set forth in Item 4 above are incorporated into this Item 5(c) by reference as if fully set forth herein.

(e)	At the Effective Time, the Reporting Persons ceased to beneficially own in excess of 5% of the Common Shares outstanding.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following:

The matters set forth in Item 4 above are incorporated into this Item 6 by reference as if fully set forth herein.

CUSIP No. 148435100	13D/A	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of October 18, 2019

/s/ Phillip Frost, M.D.
Phillip Frost, M.D.

FROST GAMMA INVESTMENTS TRUST

By:	/s/ Phillip Frost, M.D.
Name:	Phillip Frost, M.D.
Title:	Trustee

FROST NEVADA INVESTMENTS TRUST

By:	/s/ Phillip Frost, M.D.
Name:	Phillip Frost, M.D.
Title:	Trustee